Date: December 9, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington D.C. 20549
United States of America

Attention: Ms. Pamela Long

Re:	China Housing & Land Development, Inc. (“Company”)
Amendment No. 8 to Registration Statement on Form S-1
Filed November 5, 2009
File No. 333-149746

Dear Ms. Long:

Thank you for your comment letter dated November 16, 2009 on our above-referenced Registration Statement on Form S-1. We are writing to you to provide responses to your comments in connection with our filing of Amendment No. 9 to the Registration Statement.

For the convenience of the staff of the SEC (the “Staff”), each of the SEC’s comments is set out immediately preceding the corresponding response.

Prospectus Summary, page 2

1.
On page 3 and in other places in the registration statement we note that you state that the company agreed to sell certain investors 5.0% Senior Secured Convertible Debt on January 28, 2008.  However, on page 14 and in other places in the registration statement, you refer to the 5.0% Senior Secured Convertible Notes.  Please revise throughout the registration statement so that you are referring to the January 28, 2008 financing in a consistent manner.

Response:

In response to Staff’s comment, we revised the term to “Senior Secured Convertible Debt” throughout the Registration Statement.

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, page F-1

General

2.
Paragraph 5 of SFAS 160 requires the presentation and disclosure requirements of SFAS 160 to be retroactively applied for all periods presented.  Given your adoption of SFAS 160 in your interim financial statements as of June 30, 2009, please provide restated audited financial statements that retrospectively apply SFAS 160 for each of two years ended December 31, 2008.

Response:

In response to Staff’s comment, we revised the consolidated statement of operations for the years ended December 31, 2008 and 2007 and incorporated the statements of comprehensive income for the years ended December 31, 2008, 2007 and 2006 to include net income (loss) attributable to both the controlling and noncontrolling interests according to SFAS 160. In addition, we also revised Notes 15 and 20 according to SFAS 160.

Note 17— Shareholders’ Equity, page F-21

3.
We note your responses to comments 11 and 12 in our letter dated August 18, 2009.  While we note your statement that the Compensation Committee did not review the performance goal, formula for calculation, discretionary individual performance assessment scores, and the 750,000 restricted shares until June 6, 2008, it appears as though the material terms of the performance condition award were communicated to the executives during fiscal year 2007.  Specifically, we note your disclosure in the Schedule 14 Information Statement filed on September 28, 2009, in which you state, “Our HR department measured Mr. Lu’s performance scores in accordance with his annual targets agreement.  Mr. Lu signed his annual targets agreement with the Company at the beginning of 2007.  At the beginning of 2008, the HR department reviewed the targets agreement to measure how many targets had been met by Mr. Lu and then set his targets score accordingly.  The result was then sent to our compensation committee to get approval.”  Please also refer to your disclosures on page 38 of Form S-1/A No. 8.  As such, it is unclear to us how you determined that this agreement did not result in the company offering to issue the executives shares based on a performance condition and service condition requiring recognition during fiscal year 2007 in accordance with paragraphs 16-21 and 49 of SFAS 123R.

•
Please reconcile your response to us and the disclosure made in the Schedule 14 A Information Statement with reference to the corresponding paragraph(s) in SFAS 123R that supports your accounting.  As part of your response, please explain to us the purpose of the annual target agreement.  Please also tell us more about the review performed by the Compensation Committee on June 6, 2008 (i.e., was the purpose to determine the material terms of the share-based award or to determine of the material terms of the performance condition were met to allow for the award of the restricted shares).

•	Please tell us if the other recipients of the total 750,000 shares of common stock also signed similar annual target agreements at the beginning of fiscal year 2007.

•
Please provide us with a copy of the signed annual target agreement referenced in the disclosure.  If you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83.  Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information.  In order to facilitate the return of the agreement please include a self-addressed, postage paid package.  Alternatively, you may request that we shred and dispose of the materials.

Response:

In response to Staff’s comment, we would like to explain that the statements in question on page 38 of Form S-1/A No. 8 and Schedule 14 are not related to the 750,000 shares of common stock approved and issued in 2008. Therefore, we revised pages 34 and 38 of our S-1 Registration Statement. Specifically, we state that executives’ compensation packages are composed of Annual Salary Plan (the “ASP”) (cash based compensation) and Share Incentive Plan (the “SIP) and provide detailed explanations for both plans on page 34 of Form S-1/A No. 9.

On page 38 of Form S-1/A No. 9, we now clearly indicate that the annual target agreement signed at the beginning of 2007 is related to the ASP.

As the annual target agreement signed at the beginning of 2007 is only related to the ASP and not related to the SIP, SFAS 123(R), “Share-Based Payment”, is not applicable in valuing the cash compensation related to the ASP.

Because Schedule 14 is an invitation of shareholders’ meeting held on October 30, 2009, we do not feel it is necessary to amend the invitation as the meeting was held more than one month ago. Therefore, we propose not to amend Schedule 14.

We would also like to clarify that the review and approval performed by the Compensation Committee on June 6, 2008 was to finalize and approve the detailed and material terms of the SIP and also to determine if the detailed and material terms of the performance condition were met to allow for the award of the restricted shares.

In accordance with SFAS 123(R), paragraph A79, the service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date, but the service inception date precedes the grant date if “all” of the following criteria are met: A. An award is authorized (Compensation cost would not be recognized before receiving all necessary approvals unless approval is essentially a formality). B. Service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached. C. Either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.

The 2007 Stock Incentive Plan (the “2007 Plan”) was proposed by the Board of Directors in early 2007. The majority of shareholders also approved the 2007 Plan in July 2007. However, the Board of Directors and the majority shareholders only approved the 1,000,000 shares of common stock that may be issued under the 2007 Plan but not the specific plan details.

The detailed incentive plan for fiscal 2007 which specified a performance goal of $16.3 million, the calculation formula, the discretionary individual’s performance assessment scores in current year and the 750,000 restricted shares were not reviewed and finalized by the Compensation Committee until June 6, 2008 and not approved by the Board of Directors until July 2, 2008. Therefore, the award was not authorized until July 2nd, 2008.

Since condition A of SFAS 123(R) Para. A79 is not met, we concluded that the service inception date is the grant date (July 2nd, 2008) and no accrual of compensation cost for periods prior to the grant date was allowed.

Other senior executive officers who received the total 750,000 shares of common stock also signed similar annual target agreements such as that of Mr. Lu’s. However, the signed agreements are only related to the ASP. There was no agreement signed between the Company and the recipients of the total 750,000 shares of common stock related to the SIP prior to the approval of the detailed plan on July 2nd, 2008.

We have also attached the signed annual target agreement that is related to the ASP for Mr. Lu for your review. As the original signed agreement is in Chinese, we have also provided a translated version for your reference.

Exhibit Index, page II-2

4.
On page 64, we note your reference to the Memorandum of Understanding with China Construction Bank Xi’an Branch that established a RMB 1 billion credit line for the company.  Please include a reference to this agreement in the exhibit index of your next amendment and file it as an exhibit.

Response:

In response to Staff’s comment, we attached the Memorandum of Understanding as an exhibit 10.8 to our Registration Statement.

Exhibit 5.1 - Legality Opinion of Dennis Brovarone, Eso.

5.
We note your response to comment 15 in our letter dated August 18,2009; however, we reissue the comment.  Please confirm to us supplementally that the reference to the General Corporation Law of the State of Nevada in the third full paragraph includes the statutory provisions, all applicable provisions of the Nevada Constitution, and the reported judicial cases interpreting those laws currently in effect.

Response:

In response to Staff’s comment, we revised and attached the updated legal opinion as Exhibit 5.1.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the Company also acknowledges that Staff comments or changes to disclosure in response to the above Staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our Amendment No. 9 to Form S-1. Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Jiannan Zhang at +86 10
6599-7270 or via fax at +86 10 6599-7300 in case of any further comments or questions in this regard.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By: /s/ Xiaohong Feng
Name: Xiaohong Feng
Title: Chief Executive Officer

By: /s/ Cangsang Huang
Name: Cangsang Huang
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

China Housing & Land Development, Inc.
Performance Contract

Board of Directors of China Housing & Land Development, Inc. (“the Board”)
Pingji Lu, CEO of China Housing & Land Development, Inc. (“CEO” or “Lu”)

To realize strategic target of China Housing & Land Development, Inc. (“the Company” or “China Housing”), and accomplish 2007 Annual Operation Plan regulated by the Company, according to Operation and Internal Control Management System of China Housing & Land Development, Inc., the Performance Contract is signed after sufficient communication between the two Parties.

Article 1 Right and Obligation of the Board

The Board is the board of directors of China Housing & Land Development, Inc., the right and obligations of the Board are:

(1) Approve annual operation plan, financial budget and final accounts program, profit distribution scheme, plans for making up losses, and other programs needed to be approved by the board of shareholders of the Company.

(2) Convene investment decision committee meeting of China Housing & Land Development, Inc., examine and approve personnel management issues, financial and asset management items, project investment management items, rules and regulations issuing and approving items, and other items needed to be determined through the principals of the meeting.

(3)  Give directions for important operational activities of CEO.

(4) Check conditions of board resolution and investment decision committee resolution of CEO.

(5)  Sign investment certificate, debenture certificate and other important documents of CEO.

(6)  According to the determination and management authority of board of directors, officially sign vice-president and financial controller appointment documents nominated by CEO.

Article 2 Responsibility of CEO

Appointed by China Housing & Land Development, Inc., Lu shall act as CEO of China Housing & Land Development, Inc., and shall take overall responsible for daily operation of the company. Responsibilities of CEO are:

(1) Protect legal person property of the company, and ensure maintenance and appreciation of assets value.

(2) Command various product and work factors to accomplish operation target.

(3) Comply with American Securities laws, and regulations and corporation articles of China; execute resolutions of board of directors and investment decision committee.

(4) Take customer as center, enhance responses to market changes and improve competitive capacity.

(5) Strengthen brand building, train and build core competence.

(6) Emphasis on employee training; improve labor capacity and executive capacity.

(7) Establish and effectively operate quality (environment) management system, improve product quality and management level continuously.

(8) Emphasis on safe operation, fulfill disaster prevention and control and enhance environment protection well.

(9) Strengthen enterprise culture construction, protect employee lawful rights and interests, and improve material and cultural life of the employee based on improving economic benefit.

Article 3 Right and Obligation of CEO

(1) Organize and implement resolution of board of directors and investment decision committee, and manage the overall daily operation management of China Housing & Land Development, Inc.

(2) Formulate long-term development plan, major investment projects and annual business plan for China Housing & Land Development, Inc.

(3) Formulate annual financial budget (final account) plans and financing program for China Housing & Land Development, Inc.

(4) Formulate organization mechanism program of company manager.

(5) Within scope of authority of total compensation, determine (formulate) compensation program, rewarding and punishing methods and employing plan.

(6) Formulate company basic management systems, and perfect company concrete bylaws.

(7) Propose the board of directors to appoint or dismiss vice-president and financial controller of the company. Appoint or dismiss head of department, and make record on board of directors.

(8) Within scope of authority of total compensation, according to total compensation and organization mechanism of company manager, determine employee, posts, compensation, reward and punish and dismiss of company employees.

(9) Within scope of total management expenses, approve daily operation and management expenses of the company, and dispatch large sums of money.

(10) According to investment programs determined by resolutions of investment decision committee of China Housing & Land Development, Inc., organize and implement investment project.

(11) According to operation plan and investment budget (final account) program approved in the current year, determine domestic financing items of the company.

(12) Within the authority of the board of directors, determine disposal of corporation legal person property and acquisition of fixed assets.

(13) Within the authority of the board of directors, sign various legal documents on behalf of the company.

(14) Has the right for applying reconsideration on decision of board of directors. Submit to convene an interim meeting of board of directors.

(15) Undertake damage liability of heavy losses caused to the company by individual reason.

(16) Other authority awarded by company regulations and board of directors.

Article 4   Posts objectives and performance assessment criteria of CEO in 2007

The following objectives and standards is a basic measure of performance evaluation, and the result of the assessment is the exclusive basis for issuance of salary and appointment or not in the next year. Both sides confirmed that the objectives and standards include a variety of risks which are subject to various factors and need improving and evading by the CEO. In addition to the statutory force majeure, the convention generally is not modified or revised. For the universalistic major changes of market, it is adjusted from the fundamental interests of shareholders and the company, and must be approved by two independent directors (the Compensation Committee, Nomination Committee), so that it is unified in responsibility, rights, and interests.

China property CEO Posts objectives and performance assessment criteria in 2007

Serial Number and Items	key performance indicators (KPI) and evaluation critical	Up-to-standard time limit	Preinstall Value
			Percentage	Adding value
I Capital Market indicator (40 points)	1. Completing overseas financing ≥ 15 million U.S. Dollar before May 30	Before May 30	30	10
	2. Completing stock transferring from OTCBB to Nasdaq in this year	Before December 25	5	/
	3. Stock price of company ≥ 5 U.S. Dollar per share before December 25	Before December 25	2	/
	4. China Housing’s market value ≥ 100 million before December 25	Before December 25	2	/
	5. Share holding by original shareholders ≥55%	Before December 25	1	/
II Financial indicators (40 points)	1. Audited revenue of Tsining≥24.17million U.S. Dollar	Before December 25	10	2.5
	2. Audited net profit of Tsining≥556 thousand U.S. Dollar	Before December 25	10	2.5
	3. Audited revenue of New Land≥50million U.S. Dollar	Before December 25	10	2.5
	4. Audited net profit of New Land≥12.6million U.S. Dollar	Before December 25	10	2.5

III Operational indicator (15 points)	1. Completing three growth indicators of restricted incentive stock in the year of 2007	Before December 25	5	/
	2. Completing the final version of company's internal control system before June 30, and official running	Before June 30	1	/
	3. Completing the corporation’ ERP system training before June 30, and establishing system to run normally	Before June 30	1	/
	4. Selecting a qualified overseas Chief Financial Officer during the year	Before December 25	1	/
	5. Completing the appointment of three independent directors before April 30	Before April 30	1	/
	6. Convening a Board meeting and a shareholder meeting during the year	Before December 25	1	/
	7 Acquiring New Land before April 30, and dealing with all legal formalities	Before April 30	2	/
	8 Acquiring Huatian before April 30, and dealing with all legal formalities	Before May 30	1	/
	9 The total compensation of the year≤ 1.62% of audited net profit	Before December 25	1	/
	10 The total SG&A≤1.73% of audited revenue	Before December 25	1	/
IV Learning and developing indicator (5Marks)	1. average time of vocational training for employee ≥ 30 hours	Before December 25	2	/
	2. All the staff on duty before July 15	Before December 25	1	/
	3. Selecting a investment project in the year	Before December 25	2	/

Article 5 Salary Treatment and Payment Methods

Salary treatment for CEO adopts annual salary system which consists of basic monthly salary, performance-based monthly salary and performance-based annual salary. Basic annual salary [(basic monthly salary+ performance-based monthly salary)*12] and performance-based annual salary are paid in RMB cash, in which basic annual salary includes mobile expense and travel expenses.

Compensation difficulty coefficient is set to be 1.5 and carried out according to Compensation Management Regulations in 2007 of China Housing. Provisional basic annual salary for CEO is RMB 204 thousand Yuan before official approval of the compensation committee. It is paid according to RMB 17,000 Yuan/month before the 15th of each month. In which, RMB 8500 Yuan/month is for basic monthly salary and is paid in full; The remaining RMB 8500 Yuan is for monthly performance-based salary and is paid according to the calculation result of “ RMB 8500 Yuan × Monthly performance assessment score ÷100”.

Annual performance-based salary of CEO is paid in the first quarter of 2008 according to the performance appraisal result of 2007. Annual performance salary will be carried out after the approval of compensation committee.

The annual performance salary is zero when net profit of China Housing in 2007 is ≤0.

Welfare benefits for CEO is carried out according to welfare standard of the Company.

Article 6 Performance Evaluation
Performance evaluation is carried out by compensation committee of the board of directors of China Housing according to Performance Assessment Guidelines (in 2006 version) of China Housing and financial data involved in performance evaluation shall be the audited financial statement reported to SEC.

The item will has no score if any item in the finance indicator doesn’t reach 80% (concluding 80%) of evaluation criteria; the item will be calculated according to actual percent if it exceeds 80% of evaluation criteria; it gets the score according to preset score if it exceeds 100%.

Other indexes in the target of position are assessed according to “0-1” principle.

Article 7 Fault Treatment
CEO will be disposed according to Management Fault Treatment Regulations of the board of directors if management fault occurs due to personal reason that causes the great economic losses for the company and CEO should undertakes liability to indemnity.

Article 8 The Renewal of Engagement and Performance Contract
The engagement of CEO is from January 1, 2007 to December 31, 2007. Two parties are not allowed to terminate employment relationship during the period.

The Board will carry out performance evaluation for CEO. The CEO will serve consecutive terms and get renewed annual Performance Contract if CEO’s performance score exceeds B grade (above and including 60). The board of directors will determine the engagement agreement if its score is less than B grade.

Article 9 Termination of liability statement
CEO will be dismissed and the contract will be abolished, meanwhile the basic annual salary, annual performance salary and the remaining basic annual salary will not be paid to CEO any more if one of the following circumstances occur:

1. Half-year performance evaluation score is D grade (less than 40) that affects the continuing operations and is difficult to recover.
2. Who has other activities that are not suitable for the duty.
3. Whose position is adjusted under the decision of board of directors due to operation requirement.
4. Board of directors determines that company carries out exit or assignment due to strategic adjustment.
5. Who resigns and is approved by the board of directors.

Article 10 Supplementary Articles
1. The validity of contract is from January 1, 2007 to December31, 2007.
2. This contract comes into force after it is signed by both parties.
3. This contract includes seven pages in four counterparts, both parties, the chairman of compensation committee (independent director) has one copy to file and all of them has equal authenticity.

The Board: China Housing & Land Development, Inc. (Seal)
Date: January 3, 2007
CEO: CEO of China Housing & Land Development, Inc. (Signed by)
Date: January 3, 2007

中华房屋土地开发集团公司

绩 效 合 同 书

甲方：中华房屋土地开发集团公司董事会

乙方：中华房屋土地开发集团公司 CEO 鲁平记

为了实现中华地产的战略目标，完成公司制定的《2007年经营计划》，根据《中华地产公司运营和内部控制管理制度》，经双方充分沟通，特签订本绩效合同书。

第一条 甲方的权利与义务

甲方是中华地产董事会，其权利与义务是：

㈠ 审议通过乙方公司年度经营计划、财务预决算方案、利润分配方案、弥补亏损方案以及其它需要股东会审议的方案。

㈡ 召开中华地产决策论证委员会会议，审议批准人事管理事项、资产财务管理事项、项目投资管理事项、规章制度颁发审批事项以及其它需要会议研究决定的事项。

㈢ 对乙方的重要业务活动予以指导。

㈣ 检查乙方实施董事会决议和决策论证委员会决议情况。

㈤ 签署乙方的出资证明、债券和其它重要文件。

㈥ 根据董事会决定和管理权限，签发乙方提名副总裁、财务总监的任免文件。

第二条 乙方的职责

乙方受中华地产董事会的委任，担任中华地产公司 CEO，

第 1 页 共 7 页